

July 2, 2015

Via E-mail
Patrick Carroll
Chief Financial Officer, Executive Vice President and Treasurer
Lexington Realty Trust
One Penn Plaza, Suite 4015
New York, NY 10119

   Re: Lexington Realty Trust
      Lepercq Corporate Income Fund L.P.
      Form 10-K for the Year Ended December 31, 2014
      Filed February 26, 2015
      File Nos. 001-12386 and 033-04215

Dear Mr. Carroll:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2014

Consolidated Balance Sheets, page 61

1. Please tell us what gave rise to the significant increase in Rent receivable – deferred during 2014, and clarify how these amounts are accounted for.

  In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, you may contact me at (202) 551-3693 or Kevin Woody at (202) 551-3629.

Sincerely,

Eric McPhee
Staff Accountant